EXHIBIT 4.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The information contained herein regarding the Littelfuse, Inc. securities is a summary only and does not purport to be a complete description of the Littelfuse, Inc. certificate of incorporation, dated as of November 25, 1991, as amended April 25, 1997 (“Charter”), and the Littelfuse amended and restated bylaws, as amended January 24, 2019 (“Bylaws”) and is qualified in all material respects by the provisions of the Littelfuse, Inc. Charter and Bylaws, as filed with the Securities and Exchange Commission.

Capital Stock

Under the Littelfuse, Inc. (“Littelfuse”) Charter, Littelfuse’s authorized capital stock consists of 34,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

All outstanding shares of Littelfuse common stock are duly authorized, validly issued, fully paid and non-assessable.

Voting. Each holder of Littelfuse common stock is entitled to one vote per share held for the election of directors and on all other matters submitted to a vote of stockholders of Littelfuse. Cumulative voting is prohibited.

Each director to be elected by stockholders is elected by the vote of the majority of the votes cast at the meeting for the election of directors at which a quorum is present. "Majority of votes cast" means that the number of votes cast "for" a director's election exceeds the number of votes "withheld" or "against." In the event of a contested election of directors, directors are elected by the vote of a plurality of the votes cast at a meeting for the election of directors at which a quorum is present. With respect to all other matters submitted to a vote of stockholders of Littelfuse, a majority of the votes cast is required to take action.

Quorum. A majority of all of the shares of common stock entitled to vote, whether present in person or represented by proxy, constitutes a quorum for the transaction of business at a meeting.

Dividends and Other Distributions. Holders of Littelfuse common stock are entitled to receive such dividends, if any, as may be declared by the Littelfuse board of directors in its discretion out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding preferred stock.

Liquidation Rights. Subject to any preferential rights of any then outstanding preferred stock, in the event of Littelfuse's liquidation, dissolution or winding-up, holders of Littelfuse common stock are entitled to share ratably in the net assets of Littelfuse remaining after payment of debts and other liabilities.

Other Rights. Holders of Littelfuse common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to Littelfuse common stock.

Listing. Littelfuse's common stock is listed on The NASDAQ Global Select Market under the symbol "LFUS."

Transfer Agent. The transfer agent for Littelfuse's common stock is EQ Shareowner Services.

Preferred Stock

The Littelfuse board of directors may issue preferred stock in one or more series, with such designations, preferences, qualifications, limitations, restrictions and optional or other special rights (which may differ with respect to each series) as the board may fix by resolution.

Potential Anti-Takeover Effects of Various Provisions of Delaware Law and Littelfuse's Charter and Bylaws

The provisions of Delaware law and of the Littelfuse Charter and Bylaws described below, alone or in combination, could have an anti-takeover effect with respect to transactions not approved in advance by the directors of Littelfuse, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of Littelfuse common stock. However, Littelfuse believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the board of directors of Littelfuse and by providing the board of directors of Littelfuse with more time and leverage in assessing an acquisition proposal. These provisions are not intended to make Littelfuse immune from takeovers. However, these provisions apply even if the acquisition proposal may be considered beneficial by some Littelfuse stockholders and could delay or prevent an acquisition that the board of directors of Littelfuse determines is not in the best interests of Littelfuse and its stockholders.

Delaware Law. Littelfuse is subject to Section 203 of the Delaware General Corporation Law (“Section 203”). This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any "interested stockholder" (as such term is defined in Section 203) for three years following the time that such stockholder became an interested stockholder, unless:

▪	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

▪
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▪
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination as defined in Section 203 includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is defined in Section 203 as any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that, together with such person's affiliates and associates, (i) owns (directly or indirectly, or otherwise has the right to acquire or the right to vote (other than a right to vote arising solely from a revocable proxy or consent)) 15% or more of a corporation's outstanding voting stock, or (ii) is an affiliate or associate of a corporation and was the owner (to the same extent as described in clause (i)) of 15% or more of the corporation's outstanding voting stock at any time within the three-year period immediately preceding a business combination of the corporation governed by Section 203.

Charter and Bylaw Provisions. The Littelfuse Charter and Bylaws:

▪
provide that special meetings of Littelfuse's stockholders may be called only by (i) the chairman of the board of directors or (ii) the board of directors pursuant to a resolution adopted by a majority of the total number of directors that Littelfuse would have if there were no vacancies;

▪	do not provide for a minimum or maximum number of directors;

▪	prohibit cumulative voting for directors;

▪	provide an advance written notice procedure with respect to stockholder proposals and nominations of candidates for election to the board of directors of Littelfuse; and

▪	authorize the board of directors of Littelfuse to establish one or more series of preferred stock, the terms of which can be determined by the board of directors of Littelfuse at the time of issuance.

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